EXHIBIT 99.1

Sono Group N.V.’s Subsidiary Launches New Solar Kits for Trucks and Vans, and High-Voltage Products for Trailers

Advancing Sustainable Mobility with Custom Solar Solutions for Commercial Fleets

Munich, Sept. 18, 2024 (GLOBE NEWSWIRE) -- The solar technology company Sono Group N.V. (OTCQB: SEVCF) (hereafter referred to as “Sono” or the “Company”, parent company to Sono Motors GmbH or “Sono Motors”) is excited to announce Sono Motors’ expansion of its product portfolio with the introduction of new solar kits for trucks and vans. In addition to these offerings, Sono Motors is unveiling the next generation of high-voltage solar products designed specifically for semi-truck trailers and other electric transportation vehicles.

The newly launched solar kits and high-voltage products are available to customers starting today. These products are tailored to meet the diverse needs of fleet operators, offering both standard and custom solar solutions for trucks, vans, and trailers. Sono Motors’ solar solutions are designed to help businesses reduce the total cost of vehicle ownership through the onboard generation of green electricity, which lowers fuel consumption and CO2 emissions.

“Our expanded range of solar kits and high-voltage products reflects our ongoing commitment to delivering solar mobility solutions that meet the evolving needs of our customers,” said Georg Zurmühl, Head of Product Management at Sono Motors. “By offering specialized solar options for trucks, vans, and trailers, we are providing fleet operators with more tools to reduce their operational costs and environmental impact.”

These new products are part of Sono Motors’ broader strategy to advance sustainable mobility in the commercial vehicle sector, aligning with the company’s mission to provide practical and eco-friendly solutions for transportation.

For more information about Sono Group N.V., Sono Motors, and their solar solutions, visit sonogroupnv.com and sonomotors.com.

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ABOUT SONO GROUP N.V.

Sono Group N.V. (OTCQB: SEVCF) and its wholly-owned subsidiary Sono Motors GmbH are on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Their disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

CONTACT

Press:

press@sonomotors.com | www.sonomotors.com/press

Investors:

ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the Company and Sono Motors (together, the “companies”). Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and could cause the companies’ actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our ability to access the unfunded portion of the investment from YA II PN, Ltd. (“Yorkville”), including our ability to successfully comply with the agreements related thereto and the absence of any termination event or any event of default; our ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties in light of the performance and credit risks associated with our constrained liquidity position and capital structure; our status as a foreign private issuer under the Securities Exchange Act of 1934; our ability to comply with OTCQB continuing standards, as well as our ability to have our shares admitted to trading on a stock exchange in the future; our ability to achieve our stated goals; our strategies, plan, objectives and goals, including, among others, the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles; our ability to raise the additional funding required beyond the investment from Yorkville to further develop and commercialize our solar technology and business as well as to continue as a going concern. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.